Exhibit (4.16)

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

S&P Global Inc. (the “Registrant,” “us,” “we,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $1 par value per share (the “common stock”).

Description of Common Stock

The following description of our common stock is based upon our amended and restated certificate of incorporation, our restated bylaws and applicable provisions of law. We have summarized certain portions of the certificate of incorporation and bylaws below. The summary is not complete. The certificate of incorporation and bylaws are included as exhibits to our Annual Report on Form 10-K to which this description is an Exhibit (as amended, if applicable, as disclosed by us in any subsequent Current Report on Form 8-K filed pursuant to Item 5.03(a) thereof, any subsequent proxy statement or any subsequent information statement). This description is qualified in its entirety by, and should be read in conjunction with, the certificate of incorporation and bylaws.

Authorized Capital Stock

We are authorized to issue 602.0 million shares of capital stock in aggregate, which have a par value of $1 per share. These shares are classified and the designations, number of shares in each class and par value are as follows: 2.0 million shares of preferred stock, $1 par value and 600.0 million shares of common stock, $1 par value. Our common stock is registered under Section 12(b) of the Exchange Act.

Dividends

Dividends may be paid upon the common stock as and when declared by our board of directors out of any funds legally available for the payment of dividends, subject to all rights of the preferred stock.

Liquidation

Upon any liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, and after the preferred stockholders have been paid in full amounts to which they respectively are entitled, or an amount sufficient to pay the aggregate amount to which the preferred stockholders are entitled have been deposited with a bank or trust company having its principal office in the Borough of Manhattan, The City of New York, and having capital, surplus and undivided profits of at least Five Million Dollars ($5,000,000), as a trust fund for the benefit of the holders of the preferred stock, our remaining net assets should be distributed pro rata to the holders of the common stock in proportion to the number of shares of each such class at the time outstanding.

Voting Rights

Each common stockholder is entitled to one vote for each share held and, except as otherwise by law provided or as provided with respect to any series of our preferred stock, the shares of any series of our preferred stock having general voting rights and our common stock vote together as one class. Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized class of stock, or our certificate of incorporation or bylaws. Directors are elected by the vote of the majority of the votes cast with respect to the director, provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

No Preemptive or Similar Rights

The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, without further action by our stockholders, to issue up to 2,000,000 shares of “blank check” preferred stock, par value $1.00 per share, in one or more series, and to fix the designations, relative rights, preferences and limitations of the preferred shares in each such series. The issuance of preferred stock could impede the completion of a merger, tender offer or other takeover attempt.

Other Provisions That May Have Anti-Takeover Effects

Advance Notice Provisions. Our bylaws provide that a stockholder must notify us in writing, within timeframes specified in the bylaws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.

Amendments to Bylaws. Our bylaws may be amended by our board of directors without stockholder approval.

NYBCL § 912. Section 912 of the New York Business Corporation Law generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock. In addition, New York corporations may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.